

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



03022121

03 MAY 29 PM 7:21

SUPPL

14th May 2003

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
Henry Keswick	Scrip Dividend	14/05/2003	+ 336,368	US$5.57
Simon Keswick	Scrip Dividend	14/05/2003	+ 239,060	US$5.57
E P K Weatherall	Scrip Dividend	14/05/2003	+ 1,061,110	US$5.57
C G R Leach	Scrip Dividend	14/05/2003	+ 33,527	US$5.57
Brain Keelan	Scrip Dividend	14/05/2003	+ 1,499	US$5.57
R C Kwok	Scrip Dividend	14/05/2003	+ 2,785	US$5.57

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

pp
Neil M McNamara
Group Corporate Secretary